August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (317) 263-7177

David Simon
Chief Executive Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, Indiana 46204

>   **Re: Simon Property Group, Inc.**
>   **Definitive 14A**
>   **Filed April 4, 2007**
>   **File No. 001-14469**

Dear Mr. Simon:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Conflict of Interest Policy, page 8

1.   We note your conflict of interest policies as discussed on pages 8 and 9. Please describe the material features of these policies and procedures, such as the type of transactions that are covered, the standards to be applied pursuant to such policies and procedures and whether such policies and procedures are in writing. Refer to Item 404(b) of Regulation S-K.

The Compensation Committee, page 10

2.   We note your discussion of the compensation committee on pages 10 and 11. Please provide a narrative description of your processes and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 31

3.   Please expand your Compensation Discussion and Analysis to describe what the compensation program is designed to reward and why you chose to pay each element of compensation. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 32, you state that the committee reviews base salaries annually and makes adjustments, in light of past individual performance as measured by both qualitative and quantitative facts and the potential for making significant contributions in the future and that the committee generally considers individual performance factors in addition to your overall performance in a particular year in determining base salary levels. Likewise, on page 36, you mention that meeting targets, evaluation of the executive's performance and David Simon's recommendations resulted in compensation levels for that element. Identify the factors considered and analyze how the Committee's consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

4.   We note your statements on pages 32 and 33 regarding the criteria that you use to determine cash incentives as well as the performance measures that you use to determine equity incentives. We further note your statements on pages 36 and 37 that you are not disclosing the specific levels for the FFO performance measure because they represent your confidential financial and operating goals for the year. Please provide the criteria and performance measures used to determine cash incentives and equity incentives for 2006 as well as for 2007. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive

harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss and provide more analysis regarding how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. We note your disclosure on page 36 that over the past five years, "as a consequence of your sustained record of superior performance," you met the "stretch" FFO level each year.

5.   We note your discussion of the Chelsea incentive plans on page 34. Please revise your disclosure to clarify whether any named executive officers participate in the Chelsea incentive plans and provide a more detailed description of the "compensation units" that have been allocated to the Chelsea senior executives.

Review of Executive Compensation Program, page 35

6.   We note your disclosure on page 35 that David Simon was entitled to bonuses in recent years, but that he declined the bonuses, increasing the pool available for other participants. We further note the disclosure on the summary compensation table on page 41 that indicates that Mr. Simon received a $1,200,000 bonus. Please revise your disclosure on page 35 to clarify when Mr. Simon declined bonuses.

2006 Stock Incentive Program (Payable in 2007), page 36

7.   We note that the 2006 stock incentive program also recognized evaluations of individual performance on a positive or negative basis. Please briefly describe these evaluations and discuss whether such evaluations are based on the same criteria used to determine cash incentives.

CEO Compensation, page 37

8.   We note that Mr. Simon's bonus was conditioned on achievement of corporate level criteria and the committee's qualitative evaluation of his individual performance during 2006. Please provide the corporate level criteria and describe the basis for the committee's qualitative evaluation of his individual performance, including any performance measures relied upon.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

David Simon
Simon Property Group, Inc.
August 21, 2007
Page 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor